Exhibit 99.2

October 18, 2022

To:

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

We have read the statements made by HEXO Corp. in the attached copy of change of auditor notice dated October 14, 2022, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 14, 2022.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4

T: +1 613 237 3702, F: +1 613 237 3963

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.